FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of August, 2018

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☒             Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐              No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                     ]

Announcement regarding the admission to trading of shares following a Reverse Split and increase of the nominal value of the shares of the company under the name “National Bank of Greece S.A.”

The company under the name “National Bank of Greece S.A.” (the “Bank”) informs investors that the Annual General Meeting of the Bank’s shareholders, which took place on 26/07/2018, decided, inter alia, the following:

(i) the increase of the share capital by EUR 0.90, due to capitalization of an equal part of the Bank’s special reserve of Article 4.4a of Codified Law 2190/1920, and at the same time,

(ii) the increase of the nominal value of each common registered voting share of the Bank from EUR 0.30 to EUR 3.00 and reduction of the aggregate number of the Bank’s old common registered shares from 9,147,151,527 to 914,715,153 new common registered shares with voting rights by means of a reverse split at a rate of ten (10) old common shares of the Bank to one (1) new common share of the Bank.

Any fractions of shares arising from the reverse split, shall be sold by the Bank as per the applicable stock market legislation.

On 22/08/2018, the decision No. 88158/22.08.2018 of the Ministry of Economy and Development approving the amendment of the relevant article of the Bank’s articles of association regarding the above corporate actions was filed with the General Commercial Registry (G.E.MI.).

The Athens Exchange Corporate Actions Committee on 24/08/2018 approved the admission to trading on the Securities Market of the Athens Exchange of the above 914,715,153 new shares, of a nominal value of EUR 3.00, in replacement of the existing 9,147,151,527 common, registered shares.

By virtue of a decision of the Bank, 28/08/2018 is designated as the last day of trading of the 9,147,151,527 existing common, registered shares of the Bank on the Athens Exchange.

As from the following business day, 29/08/2018, there shall be a temporary cease of trading of the shares of the Bank, in order for their replacement to be concluded, according to what is stipulated hereinabove.

Beneficiary shareholders of the new shares resulting from the reverse split shall be the persons that have been registered in the records of the Dematerialised Securities System (DSS), on 30/08/18 (record date) as shareholders of the Bank.

The commencement of trading of the 914,715,153 new shares on the Athens Exchange with the new nominal value of EUR 3.00 euro per share is set out to be on 03/09/2018.

As from the same date, the new total shares of the Bank that can be traded on the Athens Exchange amounts to 914,715,153 common registered shares of a nominal value of EUR 3.00 each. The opening trading price of the new shares of the Bank on the Athens Exchange shall be established in accordance with the Athens Exchange Rulebook and decision no. 26 of the Board of Directors of the Athens Exchange, as in force, and the new shares shall be credited in the share accounts and the securities accounts of the beneficiary shareholders in the Dematerialised Securities System (DSS).

For further information, the shareholders may contact the Shareholders Service Department of the Bank (tel. 2103343411, 417, 419).

Athens, 24/08/2018

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All data and information herein are provided solely for the purposes of information and compliance with legal obligations of National Bank and do not, in any way, constitute provision of investment advice or invitation for investment in the above mentioned securities. This press release contains certain forward-looking statements. These forward-looking statements involve risks and uncertainties that could significantly affect expected results and are based on certain key assumptions. Many factors could cause actual results to differ materially from those projected or implied in any forward-looking statements. Due to these uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date of this announcement. NBG disclaims any obligation to update any forward-looking statements contained herein, except as required pursuant to applicable law. This release is not an offer of securities for sale in any state where such an offer or invitation is not permitted by the applicable legal and regulatory framework.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Ioannis Kyriakopoulos
(Registrant)

Date: August 24th, 2018

Chief Financial Officer

/s/ George Angelides
(Registrant)

Date: August 24th, 2018

Director, Financial Division